UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

AFFINITY GAMING
________________________________

(Name of Issuer)

Common Stock, par value $0.001 per share
________________________________

(Title of Class of Securities)

Not Applicable
________________________________

(CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
203-542-4200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2013
________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
5,047,636
	8	SHARED VOTING POWER*
-0-
	9	SOLE DISPOSITIVE POWER*
5,047,636
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.9% (1)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

1
The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 20,268,339 outstanding shares of common stock as of May 13, 2013, as reported on the Issuer’s Form 10-Q filed on May 13, 2013.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,047,636
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,047,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
24.9% (1)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,047,636
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,047,636
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,047,636
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) *
24.9% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

    This Amendment No. 10 (“Amendment No. 10”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013 and Amendment No. 9 filed by the Reporting Persons on May 15, 2013 (as amended as of the date hereof, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 10 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

In its current report on Form 8-K filed May 15, 2013, the Issuer reported that the District Court, Clark County, Nevada (the “Court”), in a ruling of May 13, 2013, granted, in part, the Issuer’s motion to temporarily stay the preliminary injunction granted with respect to the Rights Plan. The Issuer reported that, under the Court’s ruling, the Rights Plan would remain in effect for fifteen days from the date of the ruling.

As a result of the expiration of the Court’s temporary stay and in order to provide the Issuer with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Issuer, SPH Manager, on behalf of the Reporting Persons, entered into an agreement, dated May 29, 2013, (the “Agreement”), with certain other holders (the “Other Holders”) of shares of common stock of the Issuer (the “Shares”).  The Agreement is filed herewith as Exhibit 99.07 and incorporated herein by reference.  Because of the relationship between the Reporting Persons and the Other Holders as a result of the Agreement, the Reporting Persons and the Other Holders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed to beneficially own the 10,243,320 Shares held in the aggregate by the Reporting Persons and the Other Holders, constituting approximately 51% of the 20,268,339 outstanding Shares.  The Reporting Persons expressly disclaim, however, beneficial ownership of the 5,195,684 Shares beneficially owned by the Other Holders.  Information with respect to the Other Holders is or may be available in schedules that have been or may be filed by such Other Holders pursuant to Regulation 13D-G under the Exchange Act, as such schedules may be amended from time to time.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby supplemented to incorporate by reference the information set forth in Item 4 above by this Amendment No. 10.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

As described in Item 4 above, SPH Manager has entered into the Agreement. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships with the Issuer, any shareholder of the Issuer or any other person with respect to the securities of the Issuer.

Item 7.  Material to be filed as Exhibits

Exhibit 99.06: Joint Filing Agreement, dated May 30, 2013.

Exhibit 99.07: Agreement Among Stockholders, dated May 29, 2013

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   May 30, 2013

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A. MULÉ /s/ Edward A. Mulé
ROBERT J. O’SHEA /s/ Robert J. O’Shea